SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 2 new ROUTES From DUSSELDORF (WEEZE) TO Madrid & Marseille

3M RYANAIR PAX P.A. AT DUSSELDORF (WEEZE)

Ryanair, the world's favourite airline, announced today (9th Jun) that it will open two new routes from Dusseldorf (Weeze) to Madrid and Marseille, from Nov 2010 which will increase Ryanair's low faresroute network from Dusseldorf (Weeze) to 52 routes and over 3m passengers p.a., sustaining over 3,000 local jobs.  Ryanair will also increase the frequency of its popular Milan Bergamo route from daily to 11 flights per week.

Ryanair celebrated these two new routes and increased frequencies by launching 500,000 €10 seats for travel on Tuesdays, Wednesdays and Thursdays in late June and July, which are available for booking until midnight Thursday (10th Jun).  Ryanair's two new Dusseldorf (Weeze) routes go on sale on www.ryanair.comtomorrow.

Ryanair's Stephen McNamara said:

"Ryanair is delighted to announce two new Dusseldorf (Weeze) routes to Madrid and Marseille to provide German consumers/visitors with even more low fares on 52 exciting routes to/from Dusseldorf (Weeze).  Ryanair's 3m passengers p.a. to/from Dusseldorf (Weeze) will sustain 3,000 local jobs.

"To celebrate these two new routes Ryanair is launching 500,000 €10 seats, for travel across Europe in late June and July, which are available for booking until midnight Thursday.  Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book their flights immediately on www.ryanair.com."

2 New Dusseldorf (Weeze) routes in Nov 2010 to:

To/From	Freq
Madrid	7pw
Marseille	3pw

Ends.                                                                Wednesday, 9th June 2010

For further information:
Stephen McNamara                                      Pauline McAlester
Ryanair                                                          Murray Consultants
Tel: 00 323 1 812 1212                                  Tel: 00 323 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  09 June 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary